

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 18, 2007

Via U.S. Mail and Fax (304) 760-2699
Mr. Bradley W. Harris
Chief Financial Officer
International Coal Group, Inc.
300 Corporate Centre Drive
Scott Depot, West VA 25560

      Re: International Coal Group, Inc.
              Form 10-K/A for the Fiscal Year Ended December 31, 2006
              Filed July 23, 2007
              File No. 1-32679

Dear Mr. Harris:

      We have completed our review of your Form 10-K/A and related filings and do not, at this time, have any further comments.

                   Sincerely,

                   /s/ Brad Skinner

                   Brad Skinner
                   Senior Assistant Chief Accountant